Flaming Gorge, Inc.
80 South Main Street
Aberdeen, ID  83210


April 30, 2007

EYI Industries, Inc.
7865 Edmonds Street
Burnaby, BC  V3N 1B9

Attention: Dori O'Neill

Re: Consulting Agreement ("Agreement") dated January 1, 2004 between EYI Industries, Inc. ("EYI") and Flaming Gorge, Inc. ("FG")

Dear Mr. O'Neill,

Please accept this letter as notice to terminate the above mentioned Agreement between EYI and FG effective April 30, 2007 and confirm
EYI's acceptance to waive the one year written notice requirement.

If you have any questions please do not hesitate to contact me.


Yours truly,

/s/ Jay Sargeant


Jay Sargeant
President


Agreed and accepted this 30th day of April, 2007.


EYI Industries, Inc.
per:

/s/ Dori O'Neill

_______________________________
Dori O'Neill
Chief Operations Officer